UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 ASD GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001988 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             LINDA C. FRAZIER, ESQ.
                                BROAD AND CASSEL
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 3000
                              MIAMI, FLORIDA 33131
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------
CUSIP NO.  001988 10 4
---------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Lemsford Investments Limited
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Commonwealth of the Bahamas
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

         NUMBER OF                      700,000(1)
           SHARES            ---------------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0
            EACH             ---------------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       700,000(1)
            WITH             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            700,000(1)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0%(2)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

(1) Represents shares of Common Stock issuable upon exercise of warrants.

(2) For purposes of this calculation, we have assumed that warrants to purchase shares of Common Stock owned by Lemsford Investments Limited were exercised. Moreover, for purposes of calculating percentage owned, with respect to the total number of shares issued and outstanding, we have assumed that all of the Issuer's shares of Series A, B and C Convertible Preferred Stock, which are automatically convertible upon receipt of stockholder approval of an increase in the Issuer's authorized capital, are converted.

         ITEM 1. SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Common Stock"), of ASD Group, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1 Industry Street, Poughkeepsie, New York 12603.

         ITEM 2. IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed on behalf of Lemsford Investments Limited.

                  (b) The business address of Lemsford Investments Limited is 4th Floor, Euro Canadian Centre, P.O. Box N 8220, Marborough Street, Nassau, NP Bahamas.

                  (c) Lemsford Investments Limited is a corporation engaged in the business of investments.

                  (d) During the last five years, Lemsford Investments Limited, nor its beneficial owner, director and/or officer, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Lemsford Investments Limited, nor its beneficial owner, director and/or officer, were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (f) Lemsford Investments Limited is a Bahamian corporation, incorporated in the Commonwealth of the Bahamas.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           Lemsford Investments Limited acquired shares of the
Issuer's Common Stock, warrants to purchase shares of Common Stock utilizing working capital.

         ITEM 4. PURPOSE OF TRANSACTION.

                           Lemsford Investments Limited purchased the securities
owned by it for investment purposes only.

                           Lemsford Investments Limited may, depending upon then
current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

                           Lemsford Investments Limited does not have any plans
or proposals which may relate or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) (b) Lemsford Investments Limited may be deemed to beneficially own an aggregate of 700,000 shares of Common Stock, representing approximately 6.0% of the total shares of Common Stock, issuable upon exercise of its warrants.

                  Pursuant to Rule 13d-3(d), a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership within 60 days, as in the case of the exercise of an option, warrant or right or conversion of a security. This rule further provides that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities by such person but shall not be deemed outstanding for purposes of computing percentage ownership for any other person. Notwithstanding the foregoing, since the Issuer's Series A, Series B and Series C Convertible Preferred Stock are AUTOMATICALLY convertible on the same day (which presumably will be within 60 days), for purposes of calculating beneficial ownership, it is assumed all of the underlying shares of Convertible Preferred Stock are outstanding for purposes of calculating Lemsford Investments Limited's beneficial ownership.

                  (c) Not applicable.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                  (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     LEMSFORD INVESTMENTS LIMITED,
                                     a Bahamian corporation


                                     By: NWT Directors Limited, Director

February 5, 1999

                                     By:/s/ MARTIN BOWEN     /s/ JULIA FROSSELL
                                        ---------------------------------------
                                     Name:MARTIN BOWEN           JULIA FROSSELL
                                          -------------------------------------
                                     Title: DIRECTOR             SECRETARY
                                           ------------------------------------